SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ZUMIEZ INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,
No Par Value	989817101
(Title of Class of Securities)	(CUSIP Number of Class of Securities
(Underlying Common Stock))

Richard M. Brooks
Chief Executive Officer

Zumiez Inc.

6300 Merrill Creek Parkway Suite B
Everett, WA 98203

(425) 551-1500

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies To:

Chris K. Visser

K&L Gates LLP

925 Fourth Avenue, Suite 2900

Seattle, WA 98104-1158

(206) 370-8343

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,200,296	$66.98(1)

*

Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 468,800 shares of the issuer’s common stock and have an aggregate value of $1,200,296 as of June 17, 2009, calculated based on a Black-Scholes based option pricing model.

**

The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

(1)	Previously paid.

☐         Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form of Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 22, 2009, relating to an offer by Zumiez Inc., a Washington corporation (the “Company” or “Zumiez”), to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, no par value (the “Exchange Offer”).

Amended Terms and Conditions of the Exchange Offer

For regulatory purposes, the Company has amended the terms and conditions of the Exchange Offer, as set forth in the Offer to Exchange Certain Stock Options for New Stock Options, dated June 22, 2009 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as follows.  The following amendments to the Offer to Exchange also apply to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.

1.               Extension of the Exchange Offer.

a.               The section of the Offer to Exchange entitled Summary Term Sheet — Questions and Answers: Question 28, How long do I have to decide whether to participate in the Exchange Offer? is revised as follows:  in the fourth sentence, the phrase “10:00 a.m., Pacific” is deleted and replaced with “9:00 a.m., Eastern.”  The revised sentence now reads as follows:  “If we extend the Exchange Offer, we will publicly announce the extension and the new expiration date no later than 9:00 a.m., Eastern, on the next business day after the last previously scheduled or announced expiration date.”

b.              The section of the Offer to Exchange entitled The Exchange Offer: Section 14, Extension of the Exchange Offer; Termination, Amendment is revised as follows:  in the second sentence of the first paragraph, the phrase “10:00 a.m., Pacific” is deleted and replaced with “9:00 a.m., Eastern.”  The revised sentence now reads as follows:  “If the Exchange Offer is extended we will provide appropriate notice of the extension and the new expiration date no later than 9:00 a.m., Eastern, on the next business day following the previously scheduled expiration date of the Exchange Offer, and the cancellation date and the new stock option grant date will be similarly extended.”

2.               Conditions of the Exchange Offer.  The section of the Offer to Exchange entitled The Exchange Offer: Section 6, Conditions of the Exchange Offer is revised as follows:

a.               In the first paragraph, the phrase “(including any action or omission by us)” is deleted.

b.              In the second sentence of the last paragraph, the phrase “, regardless of the circumstances giving rise to them,” is deleted.

3.               Financial Information.  The section of the Offer to Exchange entitled The Exchange Offer: Section 9, Information Concerning Us; Financial Information, is revised as follows:

a.               The table entitled Selected Summary Consolidated Statements of Operations and Balance Sheets is deleted and replaced with the following table:

Selected Summary Consolidated Statements of Operations and Balance Sheets

(In millions, except share per share data)

	Fiscal Year Ended		Three Months Ended
	January 31, 2009	February 2, 2008	May 2, 2009	May 3, 2008
Net Sales	$408.7	$381.4	$76.9	$78.7
Gross Profit	$134.5	$137.0	$21.9	$24.6
Earnings before income taxes	$26.7	$40.7	$(3.1)	$2.2
Net income per common shares
Diluted	$0.59	$0.89	$(0.06)	$0.05
Basic	$0.58	$0.86	$(0.06)	$0.05

	Fiscal Year Ended		Three Months Ended
	January 31, 2009	February 2, 2008	May 2, 2009	May 3, 2008
Total current assets	$143.3	$135.6	$151.2	$138.7
Total noncurrent assets	$90.0	$80.5	$92.3	$87.8
Total current liabilities	$31.2	$43.4	$40.0	$49.0
Total noncurrent liabilities	$24.2	$18.1	$25.9	$20.5
Total shareholders’ equity	$178.0	$154.6	$177.5	$157.1

b.              The following paragraph and table are inserted immediately after the paragraph entitled Book Value Per Share, and immediately before the paragraph entitled Additional Information:

Ratio of Earnings to Fixed Charges.  The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges.  For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes.  Fixed charges consist of interest on short term borrowing from our line of credit.  We have not incurred any debt expense, including amortization of debt-related expenses and interest capitalized during the period or interest associated with rental expense.

	Fiscal Year Ended		Three Months Ended
	January 31, 2009	February 2, 2008	May 2, 2009	May 3, 2008
Rate of earnings to fixed charges	2,427	10,175	—	244

4.               Material U.S. Federal Income Tax Consequences.  Within the section of the Offer to Exchange entitled The Exchange Offer: Section 13, Material U.S. Federal Income Tax Consequences, the last paragraph (titled CIRCULAR 230 DISCLAIMER) is deleted in its entirety.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.  This Amendment No. 1 should be read in conjunction with the Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

The information set forth under Summary Term Sheet—Questions and Answers in the Offer to Exchange, as amended by this Amendment No. 1, is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)  Name and Address.

Zumiez Inc., a Washington corporation (the “ Company ” or “ Zumiez ”), is the issuer of the securities subject to the Offer to Exchange. The Company’s principal executive offices are located at 6300 Merrill Creek Parkway Suite B, Everett, Washington 98203, and the telephone number at that address is (425) 551-1500.

(b)  Securities.

This Tender Offer Statement on Schedule TO, as amended by this Amendment No. 1, relates to an offer by the Company to certain employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock, no par value.  A stock option will be eligible for exchange and referred to herein as an “Eligible Stock Option” if it has an exercise price per share greater than $23.00 and was granted prior to January 22, 2008 under the Company’s 2005 Equity Incentive Plan (the “2005 Plan”).  Employees surrendering Eligible Stock Options will receive in exchange new stock options (the “New Stock Options”) to be granted under the 2005 Plan.

The Company is making the offer to all employees who hold Eligible Stock Options and, as of the date the offer commences, are actively employed by the Company (excluding the Company’s executive officers and members of the board of directors).  These employees are collectively referred to as the “Eligible Employees .”  To remain eligible to surrender Eligible Stock Options for exchange, and receive New Stock Options, the Eligible Employees must be employed by the Company on the date the exchange offer commences and remain employed through the date the New Stock Options are granted.  The Eligible Employee also must be eligible to participate in the 2005 Plan.

The actual number of shares of common stock subject to the stock options to be exchanged in the offer will depend on the number of shares of common stock subject to Eligible Stock Options surrendered by Eligible Employees and accepted for exchange.  The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange, as amended by this Amendment No. 1, and in the related Election Website, screenshots of which are filed as Exhibit 99.(a)(1)(D) to the Schedule TO.  Eligible Employees will be sent a transmittal email, the form of which is filed as Exhibit 99.(a)(1)(C) to the Schedule TO, regarding access to Election Website.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet—Questions and Answers, Risk Factors, and The Exchange Offer: Section 1 , Eligible Stock Options; Eligible Employees; Expiration Date; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 7, Price Range of Our Common Stock; and Section 8, Source and Amount of Consideration; Terms of New Stock Options, is incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 7, Price Range of Our Common Stock, is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)  Material Terms.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet—Questions and Answers, and The Exchange Offer : Section 1, Eligible Stock Options; Eligible Employees; Expiration Date; Section 3, Procedures for Surrendering Eligible Stock Options; Section 4, Withdrawal Rights; Section 5, Acceptance of Eligible Stock Options; New Stock Options; Section 6, Conditions of the Exchange Offer; Section 8, Source and Amount of Consideration; Terms of New Stock Options; Section 9, Information Concerning Us; Financial Information; Section 11, Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer; Section 12, Legal Matters; Regulatory Approvals; Section 13, Material U.S. Federal Income Tax Consequences; and Section 14, Extension of the Exchange Offer; Termination; Amendment, is incorporated herein by reference.

(b)  Purchases.

Company executive officers and board members are not eligible to participate in the offer.  The information set forth in the Offer to Exchange under The Exchange Offer: Section 2, Eligible Stock Options; Eligible Employees; Expiration Date; and Section 10, Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities, is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)  Source of Funds.

The information set forth in the Offer to Exchange under The Exchange Offer: Section 8, Source and Amount of Consideration; Terms of New Stock Options; and Section 15, Fees and Expenses, is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under The Exchange Offer: Section 6, Conditions of the Exchange Offer , is incorporated herein by reference.

(d)  Borrowed Funds.

Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

(a)  Financial Information.

The information set forth in Item 8, Consolidated Financial Statements and Supplementary Data, of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2009, Part I, Item 1, Condensed Consolidated Financial Statements, of the Company’s Quarterly Report on Form 10-Q for the quarter ended May 2, 2009, and the financial information contained in the Offer to Exchange, as amended by this Amendment No. 1, under The Exchange Offer: Section 9, Information Concerning Us; Financial Information; and Section 16, Additional Information, is incorporated herein by reference.

(b)  Pro Forma Information.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZUMIEZ INC.
(Registrant)

Date: July 1, 2009	By:	/s/ Trevor S. Lang

Trevor S. Lang
Chief Financial Officer and Secretary